Exhibit 21.1
BIGBAND NETWORKS, INC.
Subsidiaries at December 31, 2009
Foreign and Domestic

Subsidiary	Jurisdiction
BigBand Networks International, Inc.	Delaware
BigBand Networks Ltd.	Israel
Bigband Networks (Shenzhen) Co. Ltd.	People’s Republic of China
BigBand Deutschland GmbH (subsidiary of BigBand Networks International, Inc.)	Germany